October 2, 2009

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Attn: Christian T. Sandoe, Senior Counsel

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	TXF Funds, Inc.
Acceleration Request
File No.’s 333-156996 & 811-22270

Dear Christian:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, TXF Funds, Inc. (the “Registrant”) and ALPS Distributor, Inc., as the distributor of the shares of the Registrant, hereby requests acceleration of the effective date of its Registration Statement on From N-1A, as amended, File Nos. 333-156996 & 811-22270, to 10:00 a.m., eastern time, on Monday, October 5, 2009 or as soon thereafter as practicable.

The Registrant acknowledges to the Securities and Exchange Commission (the “Commission”) that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its fully responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jerry Warren of McAfee & Taft A Professional Corporation at (405) 552-2224 upon effectiveness of the Registration Statement or if you have any questions regarding this request.

Very truly yours,

ALPS Distributors, Inc.	TXF Funds, Inc.

By: /s/ Thomas A. Carter	By: /s/ Keith Geary
Name: Thomas A. Carter, President	Name: Keith Geary, President